Ares Commercial Real Estate Corporation

245 Park Avenue, 42nd Floor

New York, NY 10167

August 1, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ares Commercial Real Estate Corporation
Registration Statement on Form S-3, as amended
Initial Filing Date July 19, 2019
File No. 333-232742
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ares Commercial Real Estate Corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (the “Registration Statement”), File No. 333-232742, as amended, to 4:00 p.m., Eastern Time, on August 1, 2019, or as soon thereafter as practicable.

Please contact Monica J. Shilling, of Kirkland & Ellis LLP, counsel to the Company, at (310) 552-4355 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Anton Feingold
Anton Feingold
General Counsel, Vice President and Secretary